June 2, 1998


Ronald S. Smith
34 McKay Crescent
Unionville, Ontario
L3R 3M6



Dear Ron:

It is with great pleasure that I extend an offer to you for the position of President, Merisel Canada Inc. The compensation for this position consists of an annual salary of CD$300,000, with annual performance and salary reviews. In addition, you are eligible to participate in Merisel's 1998 Management Incentive Plan with a target annual incentive of 50% of your base salary, or CD$150,000, to be paid in accordance with the guidelines of Merisel's 1998 Management Incentive Plan. The current split would be 25% based on the net income of Merisel, Inc. relative to the Board-approved Operating Plan and 75% based on the performance of the Merisel Canada business relative to the Board-approved
Operating Plan. Merisel will guarantee 50% of your target bonus for the remainder of 1998. A copy of Merisel's 1998 Management Incentive Plan is included with this letter.

In addition, you will be eligible for an annual car allowance of CD$18,000 and reimbursement of up to CD$3,000 for club membership. A tentative start date is set for June 22, 1998. This offer expires on June 3, 1998.

I will also recommend to the Compensation Committee of the Board of Directors at their next scheduled meeting that you participate in the Merisel 1997 Stock Award and Incentive Plan with an initial grant of options for 125,000 shares of common stock of Merisel, Inc. The exercise price of the options will be the market price on the day that the Compensation Committee approves the option grant. Under the current policy your options will vest over four years at the rate of 25% each year. Details of the Stock Option Plan will set forth in the Stock Option Agreement. In the event of a change of control or termination not for cause, any change in the plan provisions would need to considered by the Compensation Committee of the Board of Directors at the time of the event.

If your employment with Merisel is terminated without cause, you will be eligible for severance of one years salary and bonus at the rate in effect at the time of termination. If there is a material reduction in your responsibilities from those that exist upon hire, and you resign your employment with Merisel within (3) three months of the notice of the change in responsibilities, you will be eligible for severance of one years salary and bonus at the rate in effect at the time of the reduction.

The company intents to enter into a Change of Control Agreement with you, a copy of which will be sent to you under separate cover.

In addition to your salary, Merisel offers a comprehensive associate benefit program. These benefits include medical, dental, life insurance and long term disability. Details of the benefit program will be discussed with you by the Human Resources Department upon your employment.

It is our policy to have all new associates sign an Employee Confidentiality Agreement which will be provided for you on your first day of employment.

This letter sets forth, fully, all understandings and agreements between you and Merisel regarding your employment. Please acknowledge your acceptance of our offer by signing and dating this letter and returning it to me. A copy is included for your records.

Ron, we look forward to you joining the team. I believe you can greatly contribute to the company and the continued growth of Merisel.

Congratulations on your new assignment!

Sincerely,

/s/ James E. Illson
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James E. Illson
Executive Vice President - Operations and Finance
Merisel, Inc.


/s/ Ronald S. Smith
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Ronald S. Smith

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Date      6/3/98